December 22, 2020 VIA EDGAR United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:   Ronald (Ron) Alper

Re:	Empowerment & Inclusion Capital I Corp.
Draft Registration Statement on Form S-1
Filed December 1, 2020

Dear Mr. Alper:

On behalf of our client, Empowerment & Inclusion Capital I Corp. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 14, 2020, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on December 1, 2020 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Form S-1 filed December 1, 2020

Experts, page 180

1.

You indicate here that financial statements as of September 30, 2020 have been audited. This appears to be inconsistent with the financial statements presented. Please revise your disclosures to be consistent with what is being presented.

Response: In response to the Staff’s comments, the Company revised its disclosures on page 180 of the Form S-1 to remove the reference to September 30, 2020 with respect to financial statements that have been audited.

United States Securities and Exchange Commission

December 22, 2020

Report of independent registered public accounting firm, page F-2

2.

The auditor report references financial statements for a period from January 1, 2020 through September 9, 2020. This appears to be inconsistent with the financial statements presented. Please have your auditor revise its audit report to be consistent with the financial statements presented.

Response: In response to the Staff’s comments, the Company’s auditor has revised its audit report on pages F-2 of the Form S-1 to keep consistent with the financial statements presented.

* * *

Please do not hesitate to contact Elliott Smith at (212) 819-7644 or Rupa Briggs at (212) 819-7621 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith

cc:	Harold Ford, Jr., Empowerment & Inclusion Capital I Corp.

  Virginia Henkels, Empowerment & Inclusion Capital I Corp.

2